TransAlta to speak at Edison Electric Institute’s 45th Annual Finance Conference

CALGARY, Alberta (Oct. 25, 2010) – Brett Gellner, TransAlta Corporation’s (TSX:TA; NYSE:TAC) Chief Financial Officer, will speak at Edison Electric Institute’s 45th Annual Finance Conference in Palm Desert, California on November 2, 2010 at approximately 8:15 a.m. PST, 9:15 a.m. MST.

A link to the webcast will be available at the start of the presentation via TransAlta’s website, under Investor Presentations in the Investor Relations Section. A recording of the webcast will also be available on the TransAlta website following the conference.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Jeff Gaulin VP, Government Relations & Corporate & Community Relations Phone: (403) 267-7543 Email: jeff_gaulin@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com